Exhibit 99.3
CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to: (1) the reference to our name and description of our role in the valuation process of the real estate properties of KBS Real Estate Investment Trust III, Inc. (the “Company”) set forth in the Company’s Annual Report on Form 10-K, filed on March 9, 2015, being incorporated by reference in the Company’s Post-Effective Amendment No. 26 to the Company’s Registration Statement on Form S-11 on Form S-3 (File No. 333-164703) and the related prospectus, included therein, and (2) the inclusion in the Annual Report that the total appraised value of the Company’s real estate properties of $1,722.9 million represents the sum of the appraised values of each of the Company's real estate investments contained in the individual property appraisal reports provided by us to the Company as of the date of each such report.

/s/ CBRE, Inc.
CBRE, Inc.

August 20, 2015